------------------------------
                                                          OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0104
                                                  Expires:      January 31, 2005
                                                  Estimated average burden
                                                  hours per response.........0.5
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Joseph Edelman
--------------------------------------------------------------------------------
   (Last)                       (First)                   (Middle)

     c/o First New York Securities LLC
     850 Third Avenue, 8th Floor
--------------------------------------------------------------------------------
                                    (Street)

     New York, New York 10022
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     11/18/2002
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Palatin Technologies, Inc.   ("PTN")
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |_|  Form filed by One Reporting Person

     |X|  Form filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock, par value $0.01         4,309,976                   (1) (2)              (1) (2)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock
Purchase Warrants        10/28/01   10/28/06        Common Stock           133,377       $2.699         (1) (3)        (1) (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock
Purchaser Warrants       7/31/02    7/31/07         Common Stock           100,000       $1.456         (1) (4)        (1) (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock
Purchase Warrants        11/15/02   11/15/07        Common Stock           568,644       $1.54          (1) (5)        (1) (5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) Certain of the securities reported herein are held by Perceptive Life Sciences Master Fund Ltd.("Master Fund") of which Perceptive Advisors LLC ("Advisors") is the investment advisor. As managing member of Advisors Mr. Edelman has the sole power to vote and dispose of the securities held by Master Fund. In accordance with Instruction 5(b)(iv) the entire amount of the Issuer's securities held by Master Fund is reported herein. Mr. Edelman and Advisors each disclaims, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, any beneficial ownership of any of the Issuer's securities that are held by Master Fund, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that Mr. Edelman or Advisors is the beneficial owner of such securities for purposes of Section 16 or for any other purposes. Certain of the securities reported herein are held in an account of First New York Trading, LLC, of which Mr. Edelman has sole voting and dispositive power. Mr. Edelman disclaims Section 16 beneficial ownership over such securities except to the extent of his indirect pecuniary interest therein.

(2) Comprised of 518,691 shares held by Mr. Edelman, 3,663,085 shares held by Master Fund and 128,200 Shares held in an account of First New York Trading, LLC, of which Mr. Edelman has sole voting and dispositive power.

(3) Comprised of 22,229 warrants held by Mr. Edelman and 111,148 warrants held by Master Fund.

(4) Comprised of 100,000 warrants held by Master Fund.

(5) Comprised of 81,235 warrants held by Mr. Edelman and 487,409 warrants held by Master Fund.


            /s/ Joseph Edelman                                 11/26/2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

*     If the form is filed by more than one reporting person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                             Joint Filer Information

Names:     Perceptive Life Sciences Master Fund Ltd. and Perceptive Advisors LLC

Address:   c/o First New York Securities, LLC
           850 Third Avenue, 8th Floor
           New York, New York 10022

           Designated Filer:                    Joseph Edelman

           Issuer and Ticker Symbol:            Palatin Technologies, Inc. (PTN)

           Date of Event requiring Statement:   11/18/02

The undersigned, Perceptive Life Sciences Master Fund Ltd. and Perceptive Advisors LLC are jointly filing the attached Initial Statement of Beneficial Ownership on Form 3 with Joseph Edelman with respect to the beneficial ownership of securities of Palatin Technologies, Inc.


      PERCEPTIVE LIFE SCIENCES
      MASTER FUND LTD.

      By:   Perceptive Advisors LLC, its investment
              advisor

      By:    /s/ Joseph Edelman
            --------------------------------------------
      Name:  Joseph Edelman
      Title: Managing Member


      PERCEPTIVE ADVISORS LLC


      By:    /s/ Joseph Edelman
            -----------------------------------------------
      Name:   Joseph Edelman
      Title:  Managing Member